FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2         Date of Material Change

June 23, 2008

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on June 23, 2008.

Item 4         Summary of Material Change

Gammon Gold Forecasts the Second Quarter Production to be the best in the Company’s history, from 17% to 24% increase over Q1 and 45% to 57% increase over Q4

Item 5         Full Description of Material Change

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): Gammon advised today that Q2 2008 is continuing to build on the significant improvements achieved in Q1 2008 such that forecasted production and cash flow performance are expected to outperform Q1 2008. The strength of the operating cashflow continues to fund 100% of the expansion capital, the new aggressive exploration program and allow Gammon to continue with its accelerated debt repayment program.

Quarterly Au(e) Production Profile

The Company anticipates production in Q2 will increase to between 68,000 to 72,000 gold equivalent ounces at total cash costs of between $475 to $500 per gold equivalent ounce (the lower end of the full year 2008 guidance) which represents a 44-53% increase over Q3 2007 and a 32-37% improvement over cash costs in Q3 2007.

Cash Flow Performance (000's)

Continued operational improvements underpin the Company’s improved cash flow performance the Company has achieved over the past two (2) quarters. Cash flow from operations is forecasted to improve to between $15 to $18 million, which represents an improvement of 242-270% over Q3 2007. Net free cash flow is forecasted to remain consistent with Q1 2008 levels and represents a 100-113% improvement over Q3 2007. The improved cash profile achieved over the past two (2) quarters has allowed the Company to fully fund its operations, capital investment programs and our expanded exploration program as well as to make unscheduled debt repayments of $5.1 million with an additional debt repayment of approximately $2 million anticipated in late June 2008 ($5.1 million in Q2). The Company’s improved cash flow performance to date exceeds our original target of achieving positive free cash flow status by Q3 2008.

"We remain encouraged by the progress we have made in executing our growth strategy to date and this progress is evident in the improved results we are forecasting for Q2. The positive results to date have allowed the Company to fully fund all of our operating working capital requirements together with the Company’s capital expenditure and expanded exploration investment programs. In fact, cash generations has been so significant that we are presently scheduled to have completed up to $7.1 million in unplanned debt facility repayments by the end of June. During the second half of 2008 we will continue to drive productivity enhancements and expand capacity at Ocampo through the expansion of the mill facility by 70% to 2,400-2,600 tonnes per day and the heap leach crushing circuit to 13,000–15,000 tonnes per day, both of which are anticipated to be complete by early Q4 and greatly enhance capacity at Ocampo. At the same time we will increase our focus on driving costs savings throughout the operation." said Rene Marion, CEO of Gammon Gold. Mr. Marion continued, "Looking forward to Q3 the Company has implemented a number of initiatives that are designed to mitigate the impact of the wet season that have been implemented by a seasoned mine management team that have dealt with seasonality weather challenges in many areas of the world. Leveraging that experience allows us to take actions that will help minimize any impact that inclement weather might have on our operations. We are confident that we are positioned to manage our operations effectively in Q3 and achieve our production and cash cost targets."

Recent press releases and corporate presentations can be found on our corporate website at www.gammongold.com that provides detailed information relating to the Company’s tremendous progress achieved to date in executing its growth strategy.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

June 23, 2008